Exhibit (a)(5)

PRESS RELEASE FOR IMMEDIATE RELEASE

Series C (PDM B-3) of Tender Investors, LLC announces an amendment to its tender offer for Class B-3 Shares of Piedmont Office Realty Trust, Inc. (NYSE:PDM)

Point Richmond, Calif. (Business Wire)—August 26, 2010—Series C (PDM B-3) of Tender Investors, LLC (“Purchaser”) has announced an amendment to its tender offer for Class B-3 Shares (the “Shares”) of Piedmont Office Realty Trust, Inc. (NYSE:PDM).  The Purchaser has amended its offer to remove its financing contingency and reducing the number of Shares sought in the offer.  The Purchaser is now offering to purchase up to 427,000 Class B-3 Shares for $14.00 per Share.

The Purchaser has filed with the U.S. Securities and Exchange Commission an Amended and Restated Offer to Purchase providing details of its amended offer.  Shareholders should read the Amended and Restated Offer to Purchase and the related materials carefully because they contain important information.

Shareholders may obtain a free copy of the Amended and Restated Offer to Purchase, Assignment Form, and other documents by calling the Purchaser at (602) 331-0721, or by making a written request addressed to the Purchaser either at 1819 E. Morton, Suite 190, Phoenix, AZ 85020 or by email to offers@tendermanagerllc.com.  Shareholders may also visit the Purchaser’s website at  www.tendermanagerllc.com (click on Piedmont Office Realty Trust Tender Offer Document) or visiting the U.S. Securities and Exchange Commission’s website at www.sec.gov.  Shareholders also may obtain a copy of these documents, without charge, from our website at www.tendermanagerllc.com (click on ) or by calling (602) 331-0721.

Contact:

Arnold Brown

Tender Investors Manager, LLC

(510) 619-3637

offers@tendermanagerllc.com